UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Liberated Syndication Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
53013F100
(CUSIP Number)
Michael D. Pinnisi
Hudson Executive Capital LP
c/o Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 521-8495
Copies to:
Richard M. Brand
Braden McCurrach
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 21, 2022
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d- 7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53013F100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%(1)
14	TYPE OF REPORTING PERSON PN, IA

(1)
Calculated based on 27,855,989 shares of outstanding common stock, $0.001 par value per share (the “Shares”), of Liberated Syndication Inc. (the “Company”), which includes 26,590,651 Shares outstanding as disclosed in the Stock Purchase Agreement, dated March 14, 2022, by and among Liberated Syndication Inc. and the purchasers set forth therein (the “Stock Purchase Agreement”) filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 15, 2022 (the “Form 8-K”) and 1,265,338 Shares issued in connection with the closing of the private placement described in the Form 8-K.

CUSIP No. 53013F100	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%(2)
14	TYPE OF REPORTING PERSON PN, IA

(2)
Calculated based on 27,855,989 Shares outstanding, which includes 26,590,651 Shares outstanding as disclosed in the Stock Purchase Agreement filed as Exhibit 10.1 to the Form 8-K filed on March 15, 2022 and 1,265,338 Shares issued in connection with the closing of the private placement described in the Form 8-K.

CUSIP No. 53013F100	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%(3)
14	TYPE OF REPORTING PERSON IN

(3)
Calculated based on 27,855,989 Shares outstanding, which includes 26,590,651 Shares outstanding as disclosed in the Stock Purchase Agreement filed as Exhibit 10.1 to the Form 8-K filed on March 15, 2022 and 1,265,338 Shares issued in connection with the closing of the private placement described in the Form 8-K.

CUSIP No. 53013F100	SCHEDULE 13D	Page 5 of 7 Pages
ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment No. 1”)  to the Schedule 13D relates to the Schedule 13D filed on June 8, 2021, (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 1, collectively the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share (the “Shares”), of Liberated Syndication Inc., a company organized under the laws of the State of Nevada (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

The Reporting Persons beneficially own an aggregate of 2,400,000 Shares (the “Subject Shares”). The Subject Shares represent approximately 8.6% of the issued and outstanding Shares based on 27,855,989 Shares outstanding, which includes 26,590,651 Shares outstanding as disclosed in the Stock Purchase Agreement, dated March 14, 2022, by and among Liberated Syndication Inc. and the purchasers set forth therein filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 15, 2022 (the “Form 8-K”) and 1,265,338 Shares issued in connection with the closing of the private placement described in the Form 8-K.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following information:

As previously disclosed, the HEC Funds entered into a Registration Rights Agreement, dated June 3, 2021, with the Company pursuant to which the Company agreed to file a registration statement covering the resale of certain shares acquired from the Company, subject to the terms and conditions set forth therein. On March 21, 2022, the HEC Funds and the Company entered into Amendment No. 1 to the Registration Rights Agreement (the “RRA Amendment”), pursuant to which the parties agreed on the payment dates for accrued Registration Delay Payments and that any such Registration Delay Payments may be paid, at the Company’s option, either in cash or in Shares.

The foregoing summary description of the RRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text thereof, the form of which is filed as Exhibit 99.4 hereto and incorporated herein by reference in its entirety.

CUSIP No. 53013F100	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 99.4

Amendment No. 1 to Registration Rights Agreement, dated March 21, 2022, by and among Liberated Syndication Inc. and certain purchasers (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 23, 2022 and incorporated by reference herein).

CUSIP No. 53013F100	SCHEDULE 13D	Page 7 of 7 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2022

HUDSON EXECUTIVE CAPITAL LP
By:	HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein